

Clover Community Bankshares, Inc.

ANNUAL REPORT '01

CLOVER COMMUNITY BANKSHARES, INC.

2001 ANNUAL REPORT

Contents

About the Company

Clover Community Bankshares, Inc. (the "Company"), headquartered in Clover, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Clover Community Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market area in York County, South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally owned community bank. The Bank first commenced operations on October 1, 1987, and the Company was organized in 1998 to become the Bank's holding company under a plan approved by the Bank's shareholders. The Company's first branch banking office is expected to be opened in the Lake Wylie area of York County sometime in the last half of 2002.

Vision Statement (Adopted October 23, 2001)

"Clover Community Bank is committed to making the communities we serve a better place to live and work."

Mission Statement (Adopted October 23, 2001)

"Clover Community Bank is committed to providing the community with financial services for client success by listening to client needs and responding with creative and flexible solutions."

Location

Clover Community Bankshares, Inc.
Clover Community Bank
124 North Main Street
Clover, South Carolina 29710
(803) 222-7660

Total Assets
(In Millions)


$75
$50
$25
$0
1997
1998
1999
2000
2001

Net Income (In Thousands)


$1,200
$1,000
$800
$600
$400
$200
$0
1997
1998
1999
2000
2001

Financial Highlights

(Dollars in thousands, except per share)

	2001	2000	Percent Change
Balance Sheet			
Total assets	$ 57,192	$ 51,928	10.1%
Net loans	31,537	30,514	3.4
Securities	16,924	17,893	(5.4)
Deposits	44,953	39,416	14.0
Shareholders' equity	7,836	7,663	2.3
For the Year			
Net interest income	$ 2,364	$ 2,685	(12.0)%
Provision for loan losses	34	47	(27.7)
Noninterest income	543	493	10.1
Noninterest expenses	1,743	1,696	2.8
Income tax expense	353	457	(22.8)
Net income	777	978	(20.6)
Per Share			
Net income	$ .76	$ .96	(20.8)%
Cash dividends paid	.75	.70	7.1
Book value at year end	7.72	7.53	2.5
Financial Performance Ratios			
Return on average assets	1.41%	1.85%	
Return on average equity	10.21%	13.62%	
Asset Quality Ratios			
Nonperforming loans to total loans	0.00%	.00%	
Allowance for loan losses times nonperforming loans	NA	254.00x	
Net charge-offs to average total loans	.05%	.18%	

Net Income per Share


$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1997
1998
1999
2000
2001

Return on Average Assets


2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
1997
1998
1999
2000
2001

Return on Average Equity


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1997
1998
1999
2000
2001

Dear Shareholder:

I believe everyone would agree that 2001 brought unprecedented change to our personal and professional lives. Clover Community Bankshares weathered its share of change as well. In August, 2001, the Board of Directors decided to make a change in leadership and I was named President and Chief Executive Officer.

Financially, 2001 was also a challenging year for Clover Community Bankshares, Inc. Throughout the year, the Federal Reserve sought to re-energize the economy by lowering interest rates eleven times. Our interest income decreased due to the immediate reduction of yields associated with variable rate loans. Our loan rates and deposit rates do not re-price at the same frequency due to fixed rate time deposits. Normally, they do not change in equal increments either. All of this had the impact of reducing our net income by approximately $200,000 or 20.6% as compared to 2000. However, with all the economic changes that have occurred, Clover Community Bankshares, Inc. generated net income of approximately $777,000, or $0.76 per share, for the year ending December 31, 2001.

With this income level, the Board of Directors, in February 2002, declared a cash dividend of $.75 per share that was paid on February 15, 2002. It is important to the Board of Directors that profits continue to be returned to the shareholders.

Change does bring opportunity. We are expanding into the Lake Wylie Community with our first branch. During 2001, land was purchased in the Landing Station Shopping Center, in front of the Winn Dixie supermarket, and in early 2002, we received regulatory approval to build our branch. Our goal is to be in the new, full-service branch by the end of 2002.

The Bank was organized by members of the local community to supply the need for a hometown bank. I feel that we have the management and staff to grow your Bank in a sound and profitable manner while continuing to fulfill the original goal of the founding members.

As you will notice when you vote for the directors, Mrs. Ruby Bennett's name is not on the list. She has decided to retire from the Board. She was an organizer and founding board member of the Bank. Her dedication and desire to have a true community bank made her a valuable asset over the years and she will be truly missed.

I want to personally thank you for the support I have received since accepting this position. The Board, Management, and Staff appreciate your continued support and look forward to serving you for many years to come.

Sincerely,

Gwen M. Thompson

Gwen M. Thompson
President & Chief Executive Officer

Financial Summary*

	2001	2000	1999	1998	1997
	Years Ended December 31,				
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 16,924	$ 17,893	$ 17,554	$ 16,300	$ 16,136
Allowance for loan losses	274	254	259	265	272
Net loans	31,537	30,514	29,260	28,850	31,614
Premises and equipment - net	1,445	811	874	716	760
Total assets	57,192	51,928	52,340	56,921	52,909
Noninterest bearing deposits	4,288	3,126	3,084	3,962	3,890
Interest bearing deposits	40,665	36,290	37,774	41,645	38,078
Total deposits	44,953	39,416	40,858	45,607	41,968
Long-term debt	4,000	4,000	4,000	4,000	4,000
Total liabilities	49,356	44,265	45,178	49,999	46,368
Total shareholders' equity	7,836	7,663	7,162	6,922	6,541
Results of Operations					
Interest income	$ 3,927	$ 4,282	$ 4,226	$ 4,302	$ 4,222
Interest expense	1,563	1,597	1,619	1,815	1,847
Net interest income	2,364	2,685	2,607	2,487	2,375
Provision for loan losses	34	47	-	-	5
Net interest income after provision	2,330	2,638	2,607	2,487	2,370
Other income	543	493	476	411	341
Other expenses	1,743	1,696	1,571	1,508	1,375
Income before income taxes	1,130	1,435	1,512	1,390	1,336
Income tax expense	353	457	493	459	433
Net income	$ 777	$ 978	$ 1,019	$ 931	$ 903
Per Share Data					
Net income	$ 0.76	$ 0.96	$ 1.00	$ 0.92	$ 0.89
Cash dividends declared	0.75	0.70	0.60	0.50	0.50
Period end book value	7.72	7.53	7.06	6.85	6.47

* Clover Community Bankshares, Inc. became the bank holding company of Clover Community Bank effective June 5, 1998 as part of a corporate reorganization which was accounted for as if it were a pooling-of-interests. The consolidated financial statements and related information for the year ended December 31, 1998 are presented as if the reorganization had occurred on January 1, 1998. The financial statements and related information for the year ended December 31, 1997 are the same as was reported previously by Clover Community Bank.

Market for Common Stock and Dividends

Although a limited number of shares of common stock of Clover Community Bankshares, Inc. (the "Company") are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not traded on the NASDAQ National Market System, nor are there any market makers known to management. During 2001, management was aware of a few transactions in which the Company's common stock traded in a price range from $20.00 to $25.00 per share. However, management has not ascertained that these transactions are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock. Shareholders may purchase additional common shares in the Company by reinvesting their cash dividends under the Company's dividend reinvestment plan that was placed in operation in 1999. Under the plan, 3,708, 6,118 and 4,778 newly issued shares were purchased by shareholders in 2001, 2000 and 1999 at prices of $30.46, $28.32 and $27.56, respectively, in accordance with the plan's pricing formula. In 2001, 2000 and 1999, 5,284, 3,180 and 1,702 shares, respectively, of the Company's common stock were repurchased, primarily from eleemosynary organizations, and retired. The average prices for such share repurchases and retirements in 2001, 2000 and 1999 were $25.38, $27.09 and $30.25, respectively. These prices were set at the discretion of the Company's Board of Directors. Prices established for the issuance of shares under the dividend reinvestment plan and for repurchases may not be indicative of the market value of the common stock.

As of February 28, 2002, there were approximately 694 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has paid an annual cash dividend since 1991. In 2001 and 2000, the Company declared and paid cash dividends to shareholders of $.75 and $.70 per share, respectively.

The Board of Directors considers such factors as adequacy of capital to support future growth, regulatory capital requirements, maximum legal lending limits based on capital levels and profitability in making its decisions regarding cash dividends. The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary Bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the Bank to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the Bank or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Clover Community Bankshares, Inc. and its wholly-owned subsidiary, Clover Community Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report.

Forward Looking Statements

Statements included in Management's Discussion and Analysis which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The Company cautions readers that forward looking statements, including without limitation, those relating to future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Earnings Performance

2001 Compared with 2000

The Company recorded net income of $777,000 for the year ended December 31, 2001, a decrease of $201,000, or 20.6%, from net income of $978,000 for 2000. Net income per share for 2001 was $.76, compared with $.96 for 2000. Return on average assets and return on average equity were 1.41% and 10.21%, respectively, for 2001, and 1.85% and 13.62%, respectively, for 2000.

Throughout 2001, the Board of Governors of the Federal Reserve System cut its discount and federal funds target rates significantly in an effort to stimulate economic activity. The frequency and amounts of such rate cuts accelerated following the terrorist attacks of September 11, 2001. Significant decreases in the yields on a bank's interest earning assets can result from such macroeconomic factors either directly or indirectly. Yields on variable rate loans, investment securities, and federal funds sold can be expected to decline rapidly. Older mortgage and other loans with higher fixed interest rates become subject to increased prepayment risk as borrowers can either refinance their loans or negotiate for lower interest rates. Higher yielding fixed rate investment securities are also more likely to be called for early redemption by issuers.

Fixed rate time deposits with higher interest rates generally can be repriced at lower rates in response to falling yields on interest earning assets only as contractual maturities are reached. Rates paid on savings and interest bearing transaction accounts are more indirectly affected by changes in market rates of interest, depending to a degree on an institution's funding requirements and competitive posture. Interest rates paid on variable rate or short-term borrowings, and variable rate time deposits can be adjusted more quickly in response to a falling interest rate environment. Rates paid on fixed rate long-term borrowings can be adjusted indirectly by prepayment or refinancing.

The decrease in the Company's net income for 2001 resulted primarily from lower net interest income. As market interest rates were falling in 2001, interest income on loans was significantly decreased due to the immediate reduction of yields associated with variable rate loans, which comprised approximately half of the loan portfolio. Prepayments and lower rates negotiated by borrowers on existing fixed rate loans decreased interest income from that source also. Early calls of investments in higher yielding taxable fixed rate securities resulted in substantially lower interest income as well. At the same time, the Bank's interest expense decreased only slightly. Decreased interest expense resulting from lower interest rates paid on variable rate long-term debt and interest bearing transaction and savings deposit accounts was substantially offset by increased interest expense on fixed-rate time deposits. During the last half of 2000 and continuing into the first quarter of 2001, management offered higher interest rates for longer maturity fixed rate time deposits in order to increase total deposits and liquidity. For example, approximately $3,000,000 of new 24 month maturity time deposits were acquired during that time paying the above market fixed rate of 7.00%. The Company has approximately $5,000,000 or 21% of total time deposits outstanding as of December 31, 2001 paying fixed rates substantially higher than current market rates being offered as of that date for time deposits with similar remaining maturities. The majority of these time deposits will mature during the fourth quarter of 2002 and first quarter of 2003; therefore, these time deposits can be expected to continue to have a negative effect on net interest income throughout 2002. See also the discussions under "Net Interest Income" and "Interest Rate Sensitivity".

Other noninterest income increased in 2001 primarily because of higher service charges applied to deposit account activity. This increase more than offset the increase in noninterest operating expenses in 2001. Income taxes decreased by $104,000 because of the Company's reduced net income before taxes and higher amounts of non-taxable investment income.

Comprehensive income for 2001, 2000 and 1999 was $957,000, $1,123,000 and $780,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Comprehensive income for the Company is correlated directly to the effects that changing market rates of interest have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Such items, along with net income, comprise comprehensive income.

2000 Compared with 1999

The Company recorded net income of $978,000 for the year ended December 31, 2000, a decrease of $41,000, or 4.0%, from net income of $1,019,000 for 1999. Net income per share for 2000 was $.96, compared with $1.00 for 1999. Return on average assets and return on average equity were 1.85% and 13.62%, respectively, for 2000, and 1.80% and 14.73%, respectively, for 1999.

The decrease in net income for 2000 resulted from higher provisions for loan losses and other noninterest overhead expenses. During 2000, the Company charged to expense $47,000 to provide for loan losses. No provisions were made for loan losses in 1999. Non-interest expenses totaled $1,696,000 for 2000, an increase of $125,000, or 8.0% over the 1999 amount. Salaries and employee benefits expenses increased by $70,000 due to normal salary increases granted from time-to-time and increased costs of providing health insurance for employees. Occupancy and furniture and equipment expenses increased by $25,000 in 2000. Costs directly associated with the Company's Year 2000 Preparedness Program were insignificant in 2000 and 1999, and there have been no significant problems within the Company, nor among its suppliers or customers, caused by the date change to the year 2000.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, securities, interest bearing deposits in other banks and federal funds sold), less the interest expense incurred on interest bearing liabilities (primarily interest bearing deposits and long-term debt), and is the principal source of the Company's earnings. Net interest income is affected by the level of interest rates, the volume and mix of interest earning assets and interest bearing liabilities, and the relative funding of the assets.

For analysis purposes, interest income from tax-exempt investments is adjusted to an amount that would have to be earned on taxable investments to produce the same after-tax yields. This adjusted amount is referred to as fully taxable equivalent ("FTE") interest income.

FTE net interest income was $2,474,000, $2,784,000 and $2,699,000 for 2001, 2000, and 1999, respectively. During 2001, FTE interest income was $4,037,000, a decrease of $344,000 or 7.9% from the $4,381,000 reported for 2000. Falling interest rates in 2001 primarily were responsible for this change. Interest expense was only $34,000 less in 2001 than in 2000 because reductions in interest expense associated with the Company's variable rate long-term debt and its interest bearing transaction and savings deposits were largely offset by increased interest expense on time deposits. The combined rate paid on total average interest bearing deposits was unchanged from 2000 to 2001 at 3.57%, while the overall FTE yield on average interest earning assets was down 95 basis points to 7.82%. The discussion under "Earnings Performance" above describes the factors producing this result.

For 2001, the average interest rate spread dropped 73 basis points to 4.18% and the net yield on average interest earning assets decreased by 79 basis points to 4.79%.

In 2000, FTE net interest income increased over the 1999 amount primarily because of higher rates earned on interest earning assets and lower average amounts of interest bearing liabilities. The earning assets yield increased by 69 basis points in 2000 to 8.77%. Interest expense decreased in 2000 primarily due to a $3,540,000 reduction in the average amounts of such liabilities outstanding.

— The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2001, 2000 and 1999.

Average Balances, Yields and Rates

	Years ended December 31,								
	2001			2000			1999		
	Average Balances (1)	FTE Interest Income/ Expense	Yields/ Rates	Average Balances (1)	FTE Interest Income/ Expense	Yields/ Rates	Average Balances (1)	FTE Interest Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest-bearing deposits in other banks	$ 46	$ 2	4.35%	$ 63	$ 3	4.76%	$ 268	$ 20	7.46%
Securities									
Taxable	12,318	713	5.79%	13,597	917	6.74%	12,537	796	6.35%
Tax-exempt (2)	4,350	330	7.59%	4,044	292	7.22%	3,884	270	6.95%
Total securities	16,668	1,043	6.26%	17,641	1,209	6.85%	16,421	1,066	6.49%
Other investments	250	16	6.40%	250	19	7.60%	295	26	8.81%
Federal funds sold	3,676	124	3.37%	2,384	152	6.38%	7,323	356	4.86%
Loans (3)	30,997	2,852	9.20%	29,590	2,998	10.13%	29,159	2,850	9.77%
Total interest earning assets	51,637	4,037	7.82%	49,928	4,381	8.77%	53,466	4,318	8.08%
Cash and due from banks	1,960			1,842			1,967		
Allowance for loan losses	(270)			(253)			(263)		
Premises and equipment	837			856			687		
Other assets	881			430			613		
Total assets	$ 55,045			$ 52,803			$ 56,470		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 13,359	$ 139	1.04%	$ 13,559	$ 193	1.42%	$ 14,658	$ 232	1.58%
Savings	2,891	37	1.28%	2,561	44	1.72%	2,682	46	1.72%
Time deposits $100M and over	5,161	250	4.84%	4,102	192	4.68%	4,389	201	4.58%
Other time deposits	17,437	960	5.51%	17,161	904	5.27%	19,213	926	4.82%
Total interest bearing deposits	38,848	1,386	3.57%	37,383	1,333	3.57%	40,942	1,405	3.43%
Federal funds purchased	84	5	5.95%	22	1	4.55%	3	-	0.00%
Long-term debt	4,000	172	4.30%	4,000	263	6.58%	4,000	214	5.35%
Total interest bearing liabilities	42,932	1,563	3.64%	41,405	1,597	3.86%	44,945	1,619	3.60%
Noninterest bearing demand deposits	3,984			3,875			4,209		
Other liabilities	520			345			398		
Shareholders' equity	7,609			7,178			6,918		
Total liabilities and shareholders' equity	$ 55,045			$ 52,803			$ 56,470		
Interest rate spread (4)			4.18%			4.91%			4.48%
Net interest income and net yield on earning assets (5)		$ 2,474	4.79%		$ 2,784	5.58%		$ 2,699	5.05%
Interest free funds supporting earning assets (6)	$ 8,705			$ 8,523			$ 8,521		

(1) Average balances are computed on a daily basis.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Total interest earning assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

	2001 Compared with 2000			2000 Compared with 1999		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest-bearing deposits in other banks	$ (1)	$ -	$ (1)	$ (12)	$ (5)	$ (17)
Taxable securities	(81)	(123)	(204)	69	52	121
Tax-exempt securities (2)	23	15	38	11	11	22
Other investments	-	(3)	(3)	(3)	(4)	(7)
Federal funds sold	62	(90)	(28)	(291)	87	(204)
Loans	138	(284)	(146)	43	105	148
Total interest income	141	(485)	(344)	(183)	246	63
Interest bearing deposits						
Interest bearing transaction accounts	(3)	(51)	(54)	(17)	(22)	(39)
Savings	5	(12)	(7)	(2)	-	(2)
Time deposits $100M and over	51	7	58	(13)	4	(9)
Other time deposits	15	41	56	(104)	82	(22)
Federal funds purchased	4	-	4	-	1	1
Long-term debt	-	(91)	(91)	-	49	49
Total interest expense	72	(106)	(34)	(136)	114	(22)
Net interest income	$ 69	$ (379)	$ (310)	$ (47)	$ 132	$ 85

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variance based on the percentage of rate or volume variance to the sum of the two absolute variances, except in categories having balances in only one period. In such cases, the entire variance is attributed to volume differences.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

In an effort to improve asset/liability management and improve net interest income in 2002 and future years, the Company engaged an experienced consultant in the fourth quarter of 2001 to advise management and the Board of Directors in this vital area. Throughout 2002, management will closely monitor the Company's interest sensitivity position and intends to take appropriate and timely actions to promote stable growth in net interest income.

Management currently expects that interest rates will move in a narrower range in 2002 than in 2001. Management has not presently identified any factors that would cause interest rates to increase or decrease sharply in a short time period. However, dramatic changes in interest rates that can significantly affect the Company, either positively or negatively, are possible as seen in 2001. Any significant changes in net interest income for 2002 are currently expected to be the result of changes in the volumes of interest earning assets and liabilities. Management expects to continue to use its marketing strategies to attempt to increase the Company's market share for both deposits and quality loans within its service area. These strategies include plans to open new branch office in the Lake Wylie area of York County, offering competitive interest rates, and continuing the Company's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that timely adjustments in interest rate sensitivity can be made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2001 of $15,657,000, and a cumulative gap ratio of .63. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon", a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2001 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates ordinarily would be expected to have a positive effect on net interest income and rising rates ordinarily would be expected to have the opposite effect. However, in a rapidly falling interest rate environment, such as experienced in 2001, net interest income can decrease despite a negative interest sensitivity gap. This occurs because debtors can obtain lower interest rate financing by prepaying, refinancing or renegotiating their existing, higher fixed-rate mortgage and other loans. Similarly, issuers of federal and local government securities can exercise early call options to prepay or refinance their debt securities at lower rates.

A mismatch in the size of the interest rate changes that are possible for certain interest sensitive assets and liabilities can also have a negative effect on net interest margins in a rapidly falling interest rate environment. For example, the Company is relatively constrained in its ability to reprice interest bearing transaction accounts and savings accounts. Although these deposits are interest sensitive in the earliest period shown in the table, the rates paid cannot decrease below zero. Yields on interest earning assets, however, are generally established at interest rates in excess of the Company's cost to acquire funds, and may therefore decrease further before they are similarly constrained.

The table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Interest bearing deposits in other banks and debt securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

			December 31, 2001		
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Interest earning assets					
Interest-bearing deposits in other banks	$ 10	$ -	$ -	$ -	$ 10
Federal funds sold	5,086	-	-	-	5,086
Securities available-for-sale	7,154	358	1,700	7,712	16,924
Other investments	250	-	-	-	250
Loans (1)	12,580	1,328	12,715	5,188	31,811
Total interest earning assets	25,080	1,686	$ 14,415	$ 12,900	$ 54,081
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 13,894	$ -	$ -	$ -	$ 13,894
Savings	2,812	-	-	-	2,812
Time deposits $100M and over	1,515	4,500	714	-	6,729
Other time deposits	5,983	9,719	1,528	-	17,230
Long-term debt	4,000	-	-	-	4,000
Total interest bearing liabilities	28,204	14,219	$ 2,242	$ -	$ 44,665
Interest sensitivity gap	$ (3,124)	$ (12,533)			
Cumulative interest sensitivity gap	$ (3,124)	$ (15,657)			
Gap ratio	0.89	0.12			
Cumulative gap ratio	0.89	0.63			

(1) Loans are net of net deferred loan fees of $31,000

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. Management provided $34,000 and $47,000 for loan losses in 2001 and 2000, respectively. These provisions resulted primarily from net charge-offs of $14,000 and $52,000, respectively, and increased loan volume experienced during those years. No provision for loan losses was made in 1999 due mainly to little growth in loan volume, low net loan charge-offs, and low levels of nonperforming and potential problem loans in that period.

There were no impaired or nonperforming loans as of December 31, 2001. Identified potential problem loans at that date totaled $74,000. The allowance for loan losses as a percentage of total loans at year-end was .86% for 2001 compared with .83% at the end of 2000. See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Other Income

Noninterest income for 2001 was $543,000, an increase of $50,000 or 10.1% over the 2000 amount of $493,000. The increase in 2001 primarily was attributable to increased amounts of service charges and other fee income derived from deposit accounts. Management revised its service charge pricing schedules in the first quarter of 2001 to more closely align those fees with the levels of service provided to the Company's customers.

Further increases in deposit service charges and other fees are expected to be generated from a new automatic overdraft protection product which is expected to be implemented in the first quarter of 2002. Management will continue to review and adjust when necessary the current pricing of all fee based services. Opportunities to expand noninterest fee income on both new and existing services will also be explored.

Noninterest income for 2000 increased by $17,000 over the amount recorded for 1999. This increase was also primarily caused by increased deposit service charges.

Other Expenses

Noninterest expenses for 2001 increased by $47,000 or 2.8%, to $1,743,000. This increase is attributable to a number of factors. Net occupancy expense increased $32,000 mainly because of a major maintenance and refurbishing of the interior of the Company's banking office facility. Advertising expense was up $7,000 due to increased advertising efforts. Professional services increased $33,000, which includes additional external auditing procedures performed after the resignation of the Company's former president and chief executive officer in 2001. The Board of Directors requested these additional auditing procedures as a matter of ordinary prudence after the departure of the Company's principal executive officer. The auditors' findings disclosed no irregularities. This increase also includes engaging an outside consultant to assess the Bank's lending, deposit, and other policies and practices on a routine basis to advise management and the Board of Directors as to continuing compliance with various banking regulations. Other expense in 2001 also includes a $40,000 payment to the Company's former president and chief executive officer pursuant to a settlement agreement associated with his resignation. These increases in 2001 were substantially offset by a $54,000 reduction in salaries and employee benefits. This reduction is largely attributable to the departure of the former president and chief executive officer. The Company's senior vice president was promoted to become the new president and chief executive officer, and a new executive vice president and chief operating officer was subsequently hired. Consequently, the reduction in salaries and employee benefits in 2001 is unlikely to be repeated in 2002. Also, furniture and equipment expense for 2001 was lower by $30,000 because of a significant reduction in depreciation expense. A substantial portion of the Company's equipment became fully depreciated during 2001.

Noninterest expenses for 2000 totaled $1,696,000, an increase of $125,000 or 8.0% over the 1999 amount. Salaries and employee benefits increased by $70,000 or 8.1% due mainly to normal salary adjustments and higher costs of employee health insurance. Net occupancy and furniture and equipment expenses increased by $25,000 or 8.9% due to increased amounts of depreciation related to acquisition of data processing equipment required to enhance and maintain the Company's technological capabilities. Other expenses for 2000 increased by $31,000 or 7.2%. Expenses associated with the Bank's ATM/debit and credit cards increased by $15,000 and $4,000 in 2000 and 1999, respectively. During 2000, the Company incurred significant start-up expenses when it entered an agreement with a new card services provider. In addition, fees paid for professional services increased by $12,000 or 18.2% in 2000 due primarily to the Company's due diligence efforts related to a proposed acquisition of a non-banking financial services company. All negotiations between the parties ultimately ceased in 2000.

Noninterest overhead expenses for 2002 are expected to increase significantly, particularly in the last half of the year, as compared with 2001. This is due in large part to the planned construction and opening of the Bank's first branch office on a *de novo* basis in the Lake Wylie area of York County, South Carolina. In addition to the expenses related to the hiring and training of new employees needed for that office, depreciation and maintenance expenses will increase on the new building, equipment, furniture and fixtures. Other categories of expense will also be expected to increase such as advertising and public relations, data processing, stationery, printing, postage, etc. In general, expenses associated with the start-up of the new branch can be expected to have an overall negative effect on net income in the near term.

Management also believes that continued investment in technology is essential to allow for the expansion of products and services necessary to keep the Company competitive in its market. Accordingly, the Company continually upgrades its computer hardware and software systems so that a high degree of customer service and operational efficiency can be maintained.

Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives as well as attain the Company's goals of growth and outstanding customer service.

Income Taxes

For 2001, federal and state income tax expenses decreased to $353,000 from $457,000 in 2000 and $493,000 in 1999. The decrease in income tax expense for 2001 is due to lower before tax income and higher amounts of non-taxable municipal investment income. The effective income tax rate (income tax expense divided by income before income taxes) was 31.2% for 2001, compared with 31.8% and 32.6% for 2000 and 1999, respectively.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

Securities Portfolio Composition

	December 31,		
	2001 Available-for-Sale	2000 Available-for-Sale	1999 Available-for-Sale
	(Dollars in thousands)		
U. S. Government agencies	$ 3,187	$ 7,282	$ 6,803
State, county and municipal	4,356	4,238	4,327
Mortgage-backed securities	9,381	6,373	6,424
Total	$ 16,924	$ 17,893	$ 17,554

On an ongoing basis, management assigns securities upon purchase into one of the categories designated by Statement of Financial Accounting Standards No. 115 (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2001, 2000 and 1999, there have been no transfers of available-for-sale or held-to-maturity securities to other categories.

At December 31, 2001, the Company had no concentrated amounts representing 10% or more of equity capital in the debt securities of any individual state, county or municipal issuer.

The following table presents maturities and weighted average yields of securities at December 31, 2001.

Securities Portfolio Maturities and Yields

	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	December 31, 2001									
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Available-for-sale										
U. S. Government agencies	$ -	0.00%	$ 381	2.45%	$ 2,064	7.21%	$ 742	2.43%	$ 3,187	5.53%
State, county and municipal (1)	285	6.57%	1,700	7.53%	1,247	8.14%	1,124	6.70%	4,356	7.43%
Mortgage-backed securities (2)	-	0.00%	-	0.00%	2,055	3.62%	7,326	5.02%	9,381	4.71%
Total	$ 285	6.57%	$ 2,081	6.60%	$ 5,366	6.05%	$ 9,192	5.02%	$ 16,924	5.57%

(1) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(2) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, and there are no foreign loans.

The amounts of loans outstanding at December 31, 2001, 2000 and 1999 are shown in the following table according to type of loan, and the percentage of each category to total loans:

Loan Portfolio Composition

	2001		2000		1999	
	December 31,					
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Commercial and industrial	$ 12,331	38.7%	$ 8,502	27.6%	$ 5,822	19.7%
Real estate - construction	2,576	8.1%	4,422	14.4%	4,993	16.9%
Real estate - mortgage						
Farmland	105	0.4%	108	.3%	105	.4%
1-4 family residential	10,257	32.2%	9,913	32.2%	10,558	35.7%
Nonfarm, nonresidential	1,922	6.0%	3,111	10.1%	4,101	13.9%
Consumer installment	4,652	14.6%	4,731	15.4%	3,954	13.4%
Total loans	$ 31,843	100.0%	$ 30,787	100.0%	$ 29,533	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2001, commercial and industrial loans increased $3,829,000 or 45.0% after increasing $2,680,000 or 46.0% in 2000. This category accounted for the majority of the increase in total loans in 2001 and 2000 as the Company responded to greater demand in the local market. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. In 2001 and 1999, no commercial loans were charged off as compared with $46,000 charged off in 2000. To control risk, more in-depth initial and continuing financial analysis of a commercial borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-cost ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds. In 2001, this category of loans decreased $1,846,000 or 41.7%. The volume of real estate construction loans can vary significantly in any given period depending on building activity in the local market.

Loans secured by real estate mortgages comprised approximately 39%, 43% and 50% of the Company's loan portfolio at the end of 2001, 2000 and 1999, respectively. Real estate mortgage loans of all types decreased by $848,000 during 2001 after declining by $1,632,000 and $1,745,000 in 2000 and 1999, respectively. The reductions are attributable primarily to the "buyer's market" in mortgage lending rates which has existed in recent years. The Company purposely has not originated long-term fixed-rate mortgage loans at the low rates then prevailing, opting instead to lend for these purposes using instruments with fixed-rate terms not exceeding five years. The Company continually reevaluates its strategies with regard to mortgage-lending activities. Residential real estate loans consist mainly of first and second mortgages on single family homes. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 75%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2001, as well as the type of interest requirement on such loans.

	December 31, 2001			
	One Year or Less	One to Five Years	Five Years or More	Total
	(Dollars in thousands)			
Commercial and industrial	$ 4,247	$ 5,417	$ 2,667	$ 12,331
Real estate - construction	1,281	1,191	104	2,576
Real estate - mortgage	844	6,328	5,112	12,284
Consumer installment	1,997	2,451	204	4,652
Total loans	$ 8,369	$ 15,387	$ 8,087	$ 31,843
Predetermined rate, maturity greater than one year		$ 12,715	$ 5,217	$ 17,932
Variable rate or maturity within one year	$ 8,369	$ 2,672	$ 2,870	$ 13,911

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

	December 31, 2001	2000	1999
	(Dollars in thousands)		
Nonaccrual loans	$ -	$ -	$ 8
Accruing loans 90 days or more past due	-	1	2
Total	$ -	$ 1	$ 10
Percent of total loans	0.0%	0.0%	0.0%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The effects of interest income accrued and collected on impaired loans were immaterial to the consolidated financial statements for 2001, 2000 and 1999.

As of December 31, 2001, there were no commitments to lend additional funds to debtors owing amounts on impaired loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2001 determined by management to be potential problem loans was $74,000. This amount does not represent management's estimate of potential losses since a portion of such loans is secured by various types of collateral.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined it is more likely than not that such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by the Company, current economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of possible future loan losses inherent in the loan portfolio as of December 31, 2001.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 31,811	$ 30,768	$ 29,519	$ 29,115	$ 31,886
Average amount of loans outstanding	30,997	29,590	29,159	30,499	31,033
Balance of allowance for loan losses - beginning	$ 254	$ 259	$ 265	$ 272	$ 270
Loans charged off					
Commercial and industrial	-	46	-	-	4
Consumer installment	15	7	9	9	6
Total charge-offs	15	53	9	9	10
Recoveries of loans previously charged off					
Commercial and industrial	-	-	-	-	4
Consumer installment	1	1	3	2	3
Total recoveries	1	1	3	2	7
Net charge-offs	14	52	6	7	3
Additions to allowance charged to expense	34	47	-	-	5
Balance of allowance for loan losses - ending	$ 274	$ 254	$ 259	$ 265	$ 272
Ratios					
Net charge-offs to average loans	0.05%	0.18%	0.02%	0.02%	0.01%
Net charge-offs to loans at end of period	0.04%	0.17%	0.02%	0.02%	0.01%
Allowance for loan losses to average loans	0.88%	0.86%	0.89%	0.87%	0.88%
Allowance for loan losses to loans at end of period	0.86%	0.83%	0.88%	0.91%	0.85%
Net charge-offs to allowance for loan losses	5.11%	20.47%	2.32%	2.64%	1.10%
Net charge-offs to provision for loan losses	41.18%	110.64%	NA	NA	60.00%

The following table presents the allocation of the allowance for loan losses at the end of each of the last three years, compared with the percent of loans in the applicable categories to total loans.

Allocation of Allowance for Loan Losses

	December 31,					
	2001		2000		1999	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
	(Dollars in thousands)					
Commercial and industrial	$ 44	38.7%	$ 64	27.6%	$ 58	19.7%
Real estate - construction	9	8.1%	33	14.4%	37	16.9%
Real estate - mortgage	53	38.6%	98	42.6%	111	50.0%
Consumer installment	18	14.6%	32	15.4%	47	13.4%
Unallocated	150	0.0%	27	0.0%	6	0.0%
Total	$ 274	100.0%	$ 254	100.0%	$ 259	100.0%

Deposits

The average amounts and percentage composition of deposits held by the Company for each of the past three years are summarized below:

Average Deposits

	Years Ended December 31,					
	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 3,984	9.3%	$ 3,875	9.4%	$ 4,209	9.3%
Interest bearing transaction accounts	13,359	31.2%	13,559	32.9%	14,658	32.5%
Savings	2,891	6.8%	2,561	6.2%	2,682	5.9%
Time deposits $100M and over	5,161	12.0%	4,102	9.9%	4,389	9.7%
Other time	17,437	40.7%	17,161	41.6%	19,213	42.6%
Total deposits	$ 42,832	100.0%	$ 41,258	100.0%	$ 45,151	100.0%

As of December 31, 2001, there were $6,729,000 in time deposits of $100,000 or more with approximately $1,261,000 maturing within three months, $1,825,000 maturing over three through six months, $2,675,000 maturing over six through twelve months and $968,000 maturing after one year. Average time deposits $100,000 and over comprised approximately 12% of total average deposits during 2001 and approximately 10% of total average deposits during 2000 and 1999. The majority of time deposits $100,000 and over are acquired from customers within the Company's local market area. Such deposits generally are acquired in the normal course of business. The Company does not purchase brokered deposits. While most of the large time deposits are acquired from customers with standing banking relationships, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Total deposits as of December 31, 2001 were $5,537,000, or 14.0%, more than the level reported as of December 31, 2000. Management believes that the majority of the increase in deposits was attributable to its ability to compete successfully for deposits in the local service area through its marketing efforts, offers of attractive interest rates for deposit accounts and its reputation for excellent customer service.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2001	2000	1999
Return on assets	1.41%	1.85%	1.80%
Return on equity	10.21%	13.62%	14.73%
Dividend payout ratio	98.68%	72.92%	60.00%
Equity to assets ratio	13.82%	13.59%	12.25%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within the Company's market area. Core deposits (total deposits, less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 68.4% of average total assets during 2001 compared with 70.4% during 2000, and 72.2% during 1999.

The banking subsidiary had available at the end of 2001 unused short-term lines of credit to purchase up to $3,075,000 of federal funds from unrelated correspondent institutions. In addition, the Bank has outstanding long-term debt of $4,000,000 from the Federal Home Loan Bank of Atlanta (the "FHLB") used to fund earning assets with longer maturities. In connection with this long-term debt, the Bank has a further undrawn long-term debt availability from the FHLB of approximately $1,914,000.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Available-for-sale securities, particularly those maturing within one year, provide a secondary source of liquidity. In addition, funds from maturing loans are a source of liquidity. The availability of asset liquidity provided by federal funds sold increased by $5,086,000 at the end of 2001. This increase was caused by the acquisition of deposit liabilities during 2001 in amounts exceeding the Company's funding needs for long-term assets such as loans and investment securities. Management influences the acquisition of deposits by varying the rates paid for such liabilities, and by its practices with regard to service charges and other associated fees.

Clover Community Bankshares, Inc.'s ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in an amount exceeding current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally allowable only from its undivided profits. At December 31, 2001, the banking subsidiary's available undivided profits totaled $3,625,000. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

Capital Resources

Shareholders' equity increased by $173,000 and $501,000 during 2001 and 2000, respectively. During 2001, net income increased shareholders' equity by $777,000, cash dividends decreased shareholders' equity by $763,000 and unrealized gains on available-for-sale securities increased shareholders' equity by $180,000. Net sales and repurchases of the Company's common stock decreased shareholders' equity by $21,000. The Company in 1999 established a dividend reinvestment program to provide shareholders with the opportunity to reinvest automatically all or a portion of their cash dividends into additional shares of the Company's common stock. Reinvestment of dividends in 2001 resulted in an increase of $113,000 in shareholders' equity. Also during 1999, the Company initiated a limited program to redeem shares of its stock held by not-for-profit organizations. During 2001, repurchases and retirements of common stock reduced shareholders' equity by $134,000.

During 2000, net income increased shareholders' equity by $978,000, cash dividends decreased shareholders' equity by $709,000 and unrealized gains on available-for-sale securities increased stockholders equity by $145,000. Net sales and repurchases common of stock increased stockholders' equity by $87,000. Reinvested dividends and repurchases and retirements of common stock during 2000 totaled $173,000 and $86,000, respectively.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and Clover Community Bank to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined.

Management believes, as of December 31, 2001 and 2000, that the Company and Clover Community Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized, the Company and Clover Community Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. The federal regulators may also categorize the Company or Clover Community Bank as less than well capitalized based on subjective criteria. Management knows of no conditions or events that would cause the Company or Clover Community Bank to be categorized as less than well capitalized.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$7,901	21.0%	$3,008	8.0%	$3,760	10.0%
Tier 1 Capital to risk weighted assets	$7,626	20.3%	$1,504	4.0%	$2,256	6.0%
Tier 1 Capital to average assets (leverage)	$7,626	13.3%	$1,725	3.0%	$2,874	5.0%
Clover Community Bank						
Total Capital to risk weighted assets	$7,234	19.2%	$3,008	8.0%	$3,760	10.0%
Tier 1 Capital to risk weighted assets	$6,959	18.5%	$1,504	4.0%	$2,256	6.0%
Tier 1 Capital to average assets (leverage)	$6,959	12.1%	$1,725	3.0%	$2,874	5.0%
December 31, 2000						
The Company						
Total Capital to risk weighted assets	$7,887	23.5%	$2,684	8.0%	$3,355	10.0%
Tier 1 Capital to risk weighted assets	$7,633	22.8%	$1,342	4.0%	$2,013	6.0%
Tier 1 Capital to average assets (leverage)	$7,633	14.7%	$1,561	3.0%	$2,602	5.0%
Clover Community Bank						
Total Capital to risk weighted assets	$7,289	21.7%	$2,684	8.0%	$3,355	10.0%
Tier 1 Capital to risk weighted assets	$7,035	21.0%	$1,342	4.0%	$2,013	6.0%
Tier 1 Capital to average assets (leverage)	$7,035	13.5%	$1,561	3.0%	$2,602	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Impact of Recent Accounting Changes

FASB ("Financial Accounting Standards Board") Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as subsequently amended by FASB Statements No. 137 and 138, addresses the accounting and financial reporting for derivative instruments, including derivative instruments embedded in other contracts and hedging activities. The Statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of these instruments at fair value. Also, hedging relationships are required to be accounted for and disclosed in accordance with the Statement. The Statement, as amended, is required to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, without restatement of financial statements of prior periods. The Company has adopted the provisions of the Statement effective with the fiscal quarter beginning January 1, 2001. However, the adoption of this Statement has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 141, *"Business Combinations,"* addresses accounting and reporting for business combinations and supersedes APB ("Accounting Principles Board") Opinion No. 16, *"Business Combinations,"* and FASB Statement No. 38, *"Accounting for Preacquisition Contingencies of Purchased Enterprises."* All business combinations within the scope of this Statement are to be accounted for using the purchase method, with use of the pooling-of-interests method no longer permitted. The provisions of the Statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this Statement in 2001 has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, *"Intangible Assets."* This statement changes the accounting for goodwill from an amortization method to an impairment-only approach. The provisions of this Statement are required to be applied beginning with fiscal years beginning after December 15, 2001. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB No. 30 for the disposal of a segment of a business, as previously defined in that Opinion. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Technical Bulletin No. 01-1 defers until 2002 application of the isolation standards of FASB Statement No. 140 as applied to banks and certain other financial institutions. FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets or liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB Statement 140 was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB Statement No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-01 have not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Independent Auditors' Report

The Shareholders and Board of Directors
of Clover Community Bankshares, Inc.

We have audited the accompanying consolidated balance sheet of Clover Community Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clover Community Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Donald G. Jones and Company, P.A.

Donald G. Jones and Company, P.A.
Certified Public Accountants
Columbia, South Carolina
January 24, 2002

Consolidated Balance Sheet
Clover Community Bankshares, Inc.

	December 31, 2001	December 31, 2000
Assets		
Cash and due from banks (Note B)	$ 1,458,095	$ 1,668,386
Interest-bearing deposits in other banks	10,091	40,447
Federal funds sold	5,086,000	-
Securities available-for-sale (Note C)	16,924,339	17,892,816
Other investments (Note D)	250,000	250,000
Loans, net of allowance for loan losses of $274,347 in 2001 and $253,967 in 2000 (Note E)	31,537,321	30,514,188
Premises and equipment - net (Note F)	1,444,970	811,492
Accrued interest receivable	264,873	410,247
Other assets	216,614	340,706
Total assets	$ 57,192,303	$ 51,928,282
Liabilities		
Deposits (Note G)		
Noninterest bearing	$ 4,287,824	$ 3,125,584
Interest bearing	40,665,302	36,290,416
Total deposits	44,953,126	39,416,000
Federal funds purchased	-	470,000
Long-term debt (Note H)	4,000,000	4,000,000
Accrued interest payable	376,087	378,485
Other liabilities	26,660	957
Total liabilities	49,355,873	44,265,442
Commitments and contingent liabilities (Note M)		
Shareholders' equity (Note I)		
Common stock - par value $.01, 10,000,000 shares authorized; issued and outstanding - 1,015,458 shares for 2001 and 1,017,034 shares for 2000	10,154	10,170
Capital surplus	3,456,396	3,477,515
Retained earnings	4,159,474	4,145,591
Accumulated other comprehensive income	210,406	29,564
Total shareholders' equity	7,836,430	7,662,840
Total liabilities and shareholders' equity	$ 57,192,303	$ 51,928,282

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income
Clover Community Bankshares, Inc.

	Years Ended December 31, 2001	2000	1999
Interest income			
Loans, including fees	$ 2,851,774	$ 2,998,296	$ 2,849,542
Interest-bearing deposits in other banks	2,209	3,477	19,523
Securities			
Taxable	713,476	916,692	796,151
Tax-exempt	218,952	192,893	178,334
Federal funds sold	123,994	152,240	356,433
Other investments	16,405	18,518	25,576
Total interest income	3,926,810	4,282,116	4,225,559
Interest expense			
Time deposits $100,000 and over	250,041	192,230	201,113
Other deposits	1,136,314	1,140,137	1,204,309
Federal funds purchased	4,885	1,156	161
Long-term debt	171,572	263,366	213,458
Total interest expense	1,562,812	1,596,889	1,619,041
Net interest income	2,363,998	2,685,227	2,606,518
Provision for loan losses (Note E)	33,500	46,700	-
Net interest income after provision	2,330,498	2,638,527	2,606,518
Other income			
Service charges on deposit accounts	469,189	417,873	400,383
Credit life insurance commissions	12,581	16,650	16,723
Other income	61,264	58,455	59,045
Total other income	543,034	492,978	476,151
Other expenses (Notes J and L)			
Salaries and employee benefits	874,794	929,218	859,406
Net occupancy expense	102,284	70,588	63,647
Furniture and equipment expense	204,999	235,450	217,801
Other expense	561,177	461,022	429,592
Total other expenses	1,743,254	1,696,278	1,570,446
Income before income taxes	1,130,278	1,435,227	1,512,223
Income tax expense (Note K)	353,621	456,972	492,907
Net income	$ 776,657	$ 978,255	$ 1,019,316
Per share			
Average shares outstanding	1,017,386	1,017,645	1,014,655
Net income	$ 0.76	$ 0.96	$ 1.00

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
Clover Community Bankshares, Inc.

	Common Stock Number of Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 1999	1,011,020	$ 10,110	$ 3,323,861	$ 3,464,499	$ 123,528	$ 6,921,998
Comprehensive income:						
Net income	-	-	-	1,019,316	-	1,019,316
Change in unrealized holding gains and losses on available-for-sale securities, net of income tax effects	-	-	-	-	(239,064)	(239,064)
Total comprehensive income	-	-	-	-	-	780,252
Cash dividends declared - $.60 per share	-	-	-	(606,612)	-	(606,612)
Sales of common stock under dividend reinvestment plan, net of plan expenses of $13,580 (Note I)	4,778	48	118,043	-	-	118,091
Repurchase and retirement of common stock	(1,702)	(17)	(51,468)	-	-	(51,485)
Balance, December 31, 1999	1,014,096	10,141	3,390,436	3,877,203	(115,536)	7,162,244
Comprehensive income:						
Net income	-	-	-	978,255	-	978,255
Change in unrealized holding gains and losses on available-for-sale securities, net of income tax effects	-	-	-	-	145,100	145,100
Total comprehensive income	-	-	-	-	-	1,123,355
Cash dividends declared - $.70 per share	-	-	-	(709,867)	-	(709,867)
Sales of common stock under dividend reinvestment plan (Note I)	6,118	61	173,181	-	-	173,242
Repurchase and retirement of common stock	(3,180)	(32)	(86,102)	-	-	(86,134)
Balance, December 31, 2000	1,017,034	10,170	3,477,515	4,145,591	29,564	7,662,840
Comprehensive income:						
Net income	-	-	-	776,657	-	776,657
Change in unrealized holding gains and losses on available-for-sale securities, net of income tax effects	-	-	-	-	180,842	180,842
Total comprehensive income	-	-	-	-	-	957,499
Cash dividends declared - $.75 per share	-	-	-	(762,774)	-	(762,774)
Sales of common stock under dividend reinvestment plan (Note I)	3,708	37	112,915	-	-	112,952
Repurchase and retirement of common stock	(5,284)	(53)	(134,034)	-	-	(134,087)
Balance, December 31, 2001	1,015,458	$ 10,154	$ 3,456,396	$ 4,159,474	$ 210,406	$ 7,836,430

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Clover Community Bankshares, Inc.

	Years Ended December 31,		
	2001	2000	1999
Operating activities			
Net income	$ 776,657	$ 978,255	$ 1,019,316
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	33,500	46,700	-
Depreciation	94,613	134,115	121,198
Deferred income taxes	(72,403)	(22,719)	77,119
Securities accretion and premium amortization	3,890	3,094	(28,426)
Amortization of net loan fees and costs	(37,591)	(23,680)	(13,163)
Gain on disposal of fixed assets	(6,844)	-	-
Decrease (increase) in interest receivable	145,374	(48,784)	(45,224)
(Decrease) increase in interest payable	(2,398)	59,036	(73,195)
Decrease (increase) in prepaid expenses and other assets	101,911	(33,091)	(55,435)
Increase in other liabilities and accrued expenses	9,854	189	768
Net cash provided by operating activities	1,046,563	1,093,115	1,002,958
Investing activities			
Net decrease in interest-bearing deposits in other banks	-	-	294,000
Purchases of available-for-sale securities	(4,347,611)	(1,526,980)	(7,508,873)
Maturities of available-for-sale securities	5,594,324	1,411,894	5,909,764
Proceeds from sales of other investments	-	-	127,400
Net increase in loans made to customers	(1,014,653)	(1,294,441)	(421,865)
Purchases of premises and equipment	(774,552)	(71,228)	(279,945)
Proceeds from sale of equipment	53,305	-	-
Proceeds from sale of other assets	4,760	18,276	14,500
Net cash used by investing activities	(484,427)	(1,462,479)	(1,865,019)
Financing activities			
Net increase (decrease) in demand deposits, interest bearing transaction accounts and savings accounts	2,508,046	153,365	(2,037,802)
Net increase (decrease) in certificates of deposit and other time deposits	3,029,080	(1,594,889)	(2,711,309)
(Decrease) increase in federal funds purchased	(470,000)	470,000	-
Proceeds from long-term debt	-	4,000,000	-
Repayment of long-term debt	-	(4,000,000)	-
Sales of common stock under dividend reinvestment plan, net of plan expenses in 1999 (Note I)	112,952	173,242	118,091
Repurchase and retirement of common stock	(134,087)	(86,134)	(51,485)
Cash dividends paid	(762,774)	(709,867)	(606,612)
Net cash provided (used) by financing activities	4,283,217	(1,594,283)	(5,289,117)
Increase (decrease) in cash and cash equivalents	4,845,353	(1,963,647)	(6,151,178)
Cash and cash equivalents, beginning	1,708,833	3,672,480	9,823,658
Cash and cash equivalents, ending	$ 6,554,186	$ 1,708,833	$ 3,672,480

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization Clover Community Bankshares, Inc. (the "Company"), a bank holding company, and its wholly-owned subsidiary, Clover Community Bank (the "Bank"), are engaged in providing domestic commercial banking services from their headquarters office in Clover, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on March 4, 1998 and Clover Community Bank was organized in 1986 and first commenced commercial operations on October 1, 1987.

The subsidiary, Clover Community Bank, is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within the Clover area of York County, South Carolina. Also, substantially all of its deposits are acquired within its local market area and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry.

Accounting Estimates In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loans but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments about information available to them at the time of their examination.

Securities Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, is included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Other Investments Other investments consist of restricted securities which are carried at cost. Management periodically evaluates these securities for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans and Interest Income Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is likely, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their effects based on judgment applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

Management considers the Company's historical loan loss experience, current national and local economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, impaired and potential problem loans, and the amount and quality of collateral securing such loans in reviewing the adequacy of the allowance for loan losses. In calculating its estimate, management applies a consistent methodology that is updated quarterly. The calculation involves applying various estimated percentage factors to the loan portfolio categorized by purpose and type of underlying collateral and utilizing assessed risk grades from the Company's ongoing system of detailed loan reviews. For some loans, particularly those identified as impaired or potential problem, specific allocations are made in the calculation. The methodology also includes assessing the risk associated with off-balance-sheet extensions of credit such as loan commitments and standby letters of credit.

Premises and Equipment Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed predominantly using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: building – 31.5 years; furniture and equipment - 5 to 7 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Other Real Estate Other real estate includes properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure. Other real estate is initially recorded at the lower of cost or the estimated fair market value, less estimated selling costs. Loan losses arising from the acquisition of such property are charged to the allowance for loan losses. An allowance for losses on other real estate is maintained for subsequent downward valuation adjustments. Gains or losses on other real estate sold, writedowns from subsequent reevaluation and other holding costs are charged to other operating expense as incurred.

Advertising The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note L. The Company does not sponsor any postretirement or postemployment benefits.

Deferred Income Taxes The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Earnings Per Share Net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. The Company has no dilutive potential common shares, stock options or warrants outstanding.

Comprehensive Income Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income or loss by their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity, and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet.

The components of other comprehensive income or loss and related tax effects are as follows:

	Years Ended December 31,		
	2001	2000	1999
Change in unrealized holding gains and losses on available-for-sale securities	$ 282,126	$ 226,364	$ (372,955)
Income tax expense (benefit) on other comprehensive income (loss)	101,284	81,264	(133,891)
Net-of-tax amount	$ 180,842	$ 145,100	$ (239,064)

Consolidated Statement of Cash Flows The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

During 2001, 2000 and 1999, interest paid on deposits and other borrowings amounted to $1,565,210, $1,537,853 and $1,692,236, respectively. Income tax payments of $330,000, $568,500 and $422,800 were made during 2001, 2000 and 1999, respectively. In 2000 and 1999, non-cash transfers of $9,149 and $25,086, respectively, were made from loans to other assets for the repossession of loan collateral. During 2001, 2000 and 1999, noncash valuation adjustments totaling $282,126, $226,364 and $372,955 were made which increased, increased, and decreased, respectively, the carrying amount of available-for-sale securities. In 2001, accumulated other comprehensive income increased $180,842 and related net deferred income tax assets or liabilities changed by $101,284; in 2000, accumulated other comprehensive income increased $145,100 and related net deferred income tax assets or liabilities changed by $81,264; and, in 1999, accumulated other comprehensive income decreased $239,064 and related net deferred income tax assets or liabilities changed by $133,891.

Fair Value Estimates Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active trading market exists for a significant portion of the Company's financial instruments, fair value estimates are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

For cash and due from banks, interest-bearing deposits in other banks, federal funds sold, other investments, federal funds purchased, and accrued interest receivable and payable, the carrying amount approximates estimated fair value.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2001 and 2000, were approximately $216,000 and $224,000, respectively.

NOTE C – SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31, 2001				2000			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
U.S. Government agencies	$ 3,122,733	$ 66,040	$ 1,119	$ 3,187,654	$ 7,329,060	$ 23,281	$ 70,246	$ 7,282,095
State, county and municipal	4,259,767	114,367	18,338	4,355,796	4,171,924	65,537	-	4,237,461
Mortgage-backed securities	9,213,592	195,931	28,634	9,380,889	6,345,713	155,676	128,129	6,373,260
Total	$ 16,596,092	$ 376,338	$ 48,091	$ 16,924,339	$ 17,846,697	$ 244,494	$ 198,375	$ 17,892,816

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2001		2000	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-sale				
Due in one year or less	$ 280,000	$ 285,332	$ 325,097	$ 325,302
Due after one through five years	2,032,979	2,081,016	3,529,226	3,516,642
Due after five through ten years	3,202,404	3,310,828	6,375,412	6,404,975
Due after ten years	1,867,117	1,866,274	1,271,249	1,272,637
	7,382,500	7,543,450	11,500,984	11,519,556
Mortgage-backed securities	9,213,592	9,380,889	6,345,713	6,373,260
Total	$ 16,596,092	$ 16,924,339	$ 17,846,697	$ 17,892,816

The fair value of U.S. Treasury and U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair value estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

There were no transfers to other categories of available-for-sale securities in 2001, 2000 and 1999.

At December 31, 2001 and 2000, securities with a carrying amount of $1,401,149 and $1,714,382, respectively, were pledged as collateral to secure public deposits.

As of December 31, 2001 and 2000, concentrations in investments in state, county and municipal obligations secured by or payable from the same taxing authority or revenue source that exceeded ten percent of shareholders' equity were as follows:

	December 31, 2001		2000	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Town of Clover, S.C. (Not rated)	$ -	$ -	$ 820,000	$ 820,000

NOTE D – OTHER INVESTMENTS

Other investments consisted of:

	December 31, 2001	December 31, 2000
Federal Home Loan Bank stock	$ 200,000	$ 200,000
Community Financial Services, Inc. stock	50,000	50,000
Total	$ 250,000	$ 250,000

NOTE E – LOANS

Loans consisted of the following:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Commercial and industrial	$ 12,330,639	$ 12,322,917	$ 8,502,147	$ 8,353,209
Real estate- construction	2,575,577	2,561,414	4,422,181	4,334,487
Real estate - mortgage	12,284,506	12,436,847	13,131,338	12,745,441
Consumer installment	4,652,396	4,479,747	4,731,355	4,672,042
Total	31,843,118	31,800,925	30,787,021	30,105,179
Less				
Allowance for loan losses	(274,347)	-	(253,967)	-
Deferred net loan fees	(31,450)	-	(18,866)	-
Loans - net	$ 31,537,321	$ 31,800,925	$ 30,514,188	$ 30,105,179

Fair values are estimated for loan categories with similar financial characteristics. Within each category, the fair value of loans is calculated by discounting estimated cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For certain categories of loans, such as variable rate loans, credit card receivables, and other lines of credit, the carrying amount, adjusted for credit risk, is a reasonable estimate of fair value because there is no contractual maturity or because the Company has the ability to reprice the loans as interest rate changes occur. Since the discount rates are based on current loan rates offered as well as management's estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31, 2001	December 31, 2000
Investment in impaired loans		
Nonaccrual	$ -	$ 10
Accruing 90 days and over past due	-	619
Total	$ -	$ 629
Average total investment in impaired loans during the year	$ 4,250	$ 14,157
Allowance for loan losses on impaired loans	-	-

The average total investment in impaired loans during 1999 was $3,500. There were no outstanding commitments at December 31, 2001 to lend additional funds to debtors owing amounts on impaired loans.

As of December 31, 2001 and 2000, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its market area within York County, South Carolina. The economy of this area is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on certain borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2001	2000	1999
Balance at January 1	$ 253,967	$ 258,762	$ 265,149
Provision charged to expense	33,500	46,700	-
Recoveries	1,297	872	2,365
Charge-offs	(14,417)	(52,367)	(8,752)
Balance at December 31	$ 274,347	$ 253,967	$ 258,762

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $3,301,290 and $2,420,100 at December 31, 2001 and 2000, respectively. During 2001, $2,837,567 of new loans were made and repayments totaled $1,956,377.

NOTE F – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31, 2001	December 31, 2000
Land	$ 978,822	$ 322,949
Buildings and land improvements	600,041	600,041
Furniture and equipment	1,006,888	1,076,206
Total	2,585,751	1,999,196
Accumulated depreciation	1,140,781	1,187,704
Premises and equipment - net	$ 1,444,970	$ 811,492

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $94,613, $134,115 and $121,198, respectively.

Clover Community Bank has applied for and received permission from the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation to establish a branch office in Lake Wylie, South Carolina. Management expects to open for business at this location sometime in the last half of 2002. In 2001, a parcel of land for the new office was acquired at a cost of $655,873. At December 31, 2001, no construction contracts had been entered into; however, it is expected that the additional expenditures to construct a building and acquire necessary furniture and equipment will be in the range of $750,000 to $850,000.

NOTE G – DEPOSITS

A summary of deposits follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Noninterest bearing demand	$ 4,287,824	$ 4,287,824	$ 3,125,584	$ 3,125,584
Interest bearing transaction accounts	13,893,808	13,893,808	12,600,193	12,600,193
Savings	2,812,056	2,812,056	2,759,865	2,759,865
Time deposits $100,000 and over	6,729,660	6,750,661	4,126,342	4,147,529
Other time deposits	17,229,778	17,253,837	16,804,016	16,829,363
Total deposits	$44,953,126	$44,998,186	$39,416,000	$39,462,534

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is equal to the amount payable on demand, or carrying amount, as of December 31, 2001 and 2000. The fair value of time deposits is estimated based on the discounted value of contractual cash flows. The discount rates were estimated using the rates currently offered as of December, 31, 2001 and 2000, for deposits of similar remaining maturities.

At December 31, 2001, the scheduled maturities of time deposits were as follows:

Year	Amount
2002	$ 19,761,183
2003	4,151,255
2004	19,000
2005	3,000
2006 and thereafter	25,000

NOTE H – LONG-TERM DEBT

Long-term debt at December 31, 2001 and 2000 consisted of a $4,000,000 note issued by the Bank to the Federal Home Loan Bank of Atlanta (the "FHLB").

	December 31,			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Floating rate notes issued to the Federal Home Loan Bank of Atlanta				
Due November 28, 2003	$ 4,000,000	$ 4,000,000	$ 4,000,000	$ 4,000,000
Interest rate at period end	2.02%	-	6.71%	-

The note is secured by a lien on all of the Bank's 1-4 family residential first lien mortgage loans which had a carrying value of approximately $7,885,000 as of December 31, 2001. The Bank has an additional long-term debt availability of approximately $1,914,000 from the FHLB that had not been drawn at December 31, 2001.

The fair value of the variable rate long-term debt is estimated at the carrying amount because the interest rate associated with such debt reprices immediately with changes in the lender's program rate, and management is not aware of any significant change in the credit risk associated with the debt.

NOTE I – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances South Carolina regulations restrict the amount of dividends that banks can pay to shareholders. Any of the Bank's dividends to the parent company in an amount exceeding the amount of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally allowable only from its undivided profits. In addition, dividends paid by the Bank to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. At December 31, 2001, the Bank's undivided profits totaled $3,624,753. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Accumulated Other Comprehensive Income As of December 31, 2001 and 2000, accumulated other comprehensive income included as an increase in shareholders' equity in the accompanying consolidated balance sheet consisted of the accumulated changes in the unrealized holding gains and losses on available-for-sale securities, net of income tax effects.

Dividend Reinvestment Plan As of February 4, 1999, the Company registered and reserved 50,000 shares of its authorized but unissued common stock for sale through its Dividend Reinvestment Plan (the "Plan"). Under the Plan, which is open only to residents of South Carolina, shareholders may purchase additional shares by foregoing the payment in cash of cash dividends declared by the Company and instead accepting additional shares of common stock. Such shares of additional stock are issued at a price determined in accordance with the plan's pricing formula. There are no provisions for other periodic stock purchases under the Plan. Shares issued under the Plan are newly issued shares. As of December 31, 2001, a total of 14,604 shares had been issued, with 35,396 of the reserved shares available for future issuance.

Regulatory Capital All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined.

Management believes, as of December 31, 2001 and 2000, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2001, the most recent notification from the FDIC categorized Clover Community Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its banking subsidiary must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Clover Community Bank's category. The Company's and Clover Community Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2001						
The Company						
Total Capital to risk weighted assets	$7,901	21.0%	$3,008	8.0%	$3,760	10.0%
Tier 1 Capital to risk weighted assets	$7,626	20.3%	$1,504	4.0%	$2,256	6.0%
Tier 1 Capital to average assets (leverage)	$7,626	13.3%	$1,725	3.0%	$2,874	5.0%
Clover Community Bank						
Total Capital to risk weighted assets	$7,234	19.2%	$3,008	8.0%	$3,760	10.0%
Tier 1 Capital to risk weighted assets	$6,959	18.5%	$1,504	4.0%	$2,256	6.0%
Tier 1 Capital to average assets (leverage)	$6,959	12.1%	$1,725	3.0%	$2,874	5.0%
December 31, 2000						
The Company						
Total Capital to risk weighted assets	$7,887	23.5%	$2,684	8.0%	$3,355	10.0%
Tier 1 Capital to risk weighted assets	$7,633	22.8%	$1,342	4.0%	$2,013	6.0%
Tier 1 Capital to average assets (leverage)	$7,633	14.7%	$1,561	3.0%	$2,602	5.0%
Clover Community Bank						
Total Capital to risk weighted assets	$7,289	21.7%	$2,684	8.0%	$3,355	10.0%
Tier 1 Capital to risk weighted assets	$7,035	21.0%	$1,342	4.0%	$2,013	6.0%
Tier 1 Capital to average assets (leverage)	$7,035	13.5%	$1,561	3.0%	$2,602	5.0%

NOTE J – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2001	2000	1999
Salaries and employee benefits	$ 874,794	$ 929,218	$ 859,406
Net occupancy expense	102,284	70,588	63,647
Furniture and equipment expense	204,999	235,450	217,801
Other expense			
Stationery, printing and postage	111,345	106,267	110,717
Telephone	17,498	17,311	16,662
Advertising	14,571	7,208	9,082
Professional services	111,379	78,248	65,699
Insurance	11,025	10,841	10,840
FDIC insurance assessment	7,841	8,826	5,312
Directors' fees	45,600	38,800	33,600
Data processing expenses	55,984	50,427	58,104
ATM/Debit card expenses	53,653	47,481	32,877
Other	132,281	95,613	86,699
Total	$ 1,743,254	$ 1,696,278	$ 1,570,446

NOTE K – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31, 2001	2000	1999
Current			
Federal	$ 385,279	$ 433,802	$ 375,584
State	40,745	45,889	40,204
Total current	426,024	479,691	415,788
Deferred			
Federal	(73,959)	(20,896)	70,932
State	1,556	(1,823)	6,187
Total deferred	(72,403)	(22,719)	77,119
Total income tax expense	$ 353,621	$ 456,972	$ 492,907

Income before income taxes presented in the consolidated statement of income for the years ended December 31, 2001, 2000 and 1999 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31, 2001	2000	1999
Tax expense at statutory rate	$ 384,294	$ 487,977	$ 514,156
State income tax, net of federal income tax benefit	23,259	29,084	30,618
Tax-exempt interest income	(72,449)	(65,002)	(60,542)
Non-deductible interest expense to carry tax-exempt instruments	8,722	8,470	8,111
Other, net	9,795	(3,557)	564
Total	$ 353,621	$ 456,972	$ 492,907

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31, 2001	December 31, 2000
Deferred tax assets		
Allowance for loan losses	$ 66,795	$ 65,304
Net deferred loan fees	10,385	6,773
Accrued interest payable	135,015	135,876
Gross deferred tax assets	212,195	207,953
Valuation allowance	-	-
Total	212,195	207,953
Deferred tax liabilities		
Accrued interest receivable	28,081	126,836
Prepaid expenses	72,922	43,397
Accelerated depreciation	5,770	4,518
Unrealized holding gains and losses on available-for-sale securities	117,841	16,557
Other	3,430	3,612
Gross deferred tax liabilities	228,044	194,920
Net deferred income tax (liabilities) assets	$ (15,849)	$ 13,033

A portion of the change in net deferred tax assets or liabilities related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2001, 2000 and 1999, $101,284 was charged, $81,264 was charged, and $133,891 was credited to other comprehensive income, respectively. In 2001, 2000 and 1999, $72,403 was credited, $22,719 was credited, and $77,119 was charged to income tax expense, respectively.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2001 and 2000 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

NOTE L – RETIREMENT PLAN

In 1993, the Company established the Clover Community Bank Employees' Retirement Savings Plan (the "Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the Plan after attaining age 21 and completing twelve months of service, and are credited with at least 1000 hours of service during the eligibility computation period. Employees are allowed to defer their salary up to the maximum dollar amount determined by federal government laws and regulations each year. The Company matches $.50 for each dollar contributed by the employees up to 6% of their total pay. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after six years of service. The employer contributions to the plan for 2001, 2000 and 1999 totaled $17,104, $18,552 and $16,475, respectively.

NOTE M – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31, 2001	2000
Loan commitments	$ 5,955,910	$ 6,216,642
Commitment to purchase when-issued security	500,000	-
Standby letters of credit	-	31,575

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. Therefore, as of December 31, 2001 and 2000, the estimated fair values of these off-balance-sheet financial instruments is nominal. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Management is not aware of any significant change in the credit risk associated with these commitments.

As of December 31, 2001, the banking subsidiary had committed to purchase at par for $500,000 an obligation of the Federal Home Loan Banks which was expected to be issued on January 10, 2002. The commitment was entered into on December 17, 2001, and the fair value of the commitment as of December 31, 2001 is estimated to be the same as the commitment amount.

Short-term Borrowing Availability At December 31, 2001, the banking subsidiary had unused short-term lines of credit to purchase up to $3,075,000 in federal funds from correspondent financial institutions. One line for $2,300,000 expires October 1, 2002; however, all lenders reserve the right to withdraw the accommodations at any time.

Litigation The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2001. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

NOTE N – FAIR VALUE OF FINANCIAL INSTRUMENTS

Following is summary information on the estimated fair value of financial instruments, cross referenced to the location in the consolidated financial statements and notes where more detailed information can be obtained:

	December 31,			
	2001		2000	
	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)
Cash and due from banks (Note A)	$ 1,458,095	$ 1,458,095	$ 1,668,386	$ 1,668,386
Interest-bearing deposits in other banks (Note A)	10,091	10,091	40,447	40,447
Federal funds sold (Note A)	5,086,000	5,086,000	-	-
Securities (Note C)	16,924,339	16,924,339	17,892,816	17,892,816
Other investments (Notes A and D)	250,000	250,000	250,000	250,000
Loans (Note E)	31,537,321	31,800,925	30,514,188	30,105,179
Accrued interest receivable (Note A)	264,873	264,873	410,247	410,247
Deposits (Note G)	(44,953,126)	(44,998,186)	(39,416,000)	(39,462,534)
Federal funds purchased (Note A)	-	-	(470,000)	(470,000)
Long-term debt (Note H)	(4,000,000)	(4,000,000)	(4,000,000)	(4,000,000)
Accrued interest payable (Note A)	(376,087)	(376,087)	(378,485)	(378,485)
Loan commitments (Note M)	-	(5,955,910)	-	(6,216,642)
Commitment to purchase when-issued security (Note M)	-	(500,000)	-	-
Standby letters of credit (Note M)	-	-	-	(31,575)

NOTE O – ACCOUNTING CHANGES

Accounting for Derivative Instruments and Hedging Activities FASB ("Financial Accounting Standards Board") Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as subsequently amended by FASB Statements No. 137 and 138, addresses the accounting and financial reporting for derivative instruments, including derivative instruments embedded in other contracts and hedging activities. The Statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of these instruments at fair value. Also, hedging relationships are required to be accounted for and disclosed in accordance with the Statement. The Statement, as amended, is required to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, without restatement of financial statements of prior periods. The Company has adopted the provisions of the Statement effective with the fiscal quarter beginning January 1, 2001. However, the adoption of this Statement has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Business Combinations FASB Statement No. 141, *"Business Combinations,"* addresses accounting and reporting for business combinations and supersedes APB ("Accounting Principles Board") Opinion No. 16, *"Business Combinations,"* and FASB Statement No. 38, *"Accounting for Preacquisition Contingencies of Purchased Enterprises."* All business combinations within the scope of this Statement are to be accounted for using the purchase method, with use of the pooling-of-interests method no longer permitted. The provisions of the Statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this Statement in 2001 has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Goodwill and Other Intangibles FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, *"Intangible Assets."* This statement changes the accounting for goodwill from an amortization method to an impairment-only approach. The provisions of this Statement are required to be applied beginning with fiscal years beginning after December 15, 2001. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Asset Retirement Obligations FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for the Impairment or Disposal of Long-Lived Assets FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB No. 30 for the disposal of a segment of a business, as previously defined in that Opinion. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Isolation of Transferred Financial Assets FASB Technical Bulletin No.. 01-1 defers until 2002 application of the isolation standards of FASB Statement No. 140 as applied to banks and certain other financial institutions. FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets or liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB Statement 140 was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB Statement No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-01 have not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

NOTE P – CLOVER COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

	December 31,	
	2001	2000
Condensed Balance Sheet		
Assets		
Cash	$ 662,095	$ 590,451
Investment in banking subsidiary	7,169,129	7,064,299
Other assets	5,206	8,090
Total assets	$ 7,836,430	$ 7,662,840
Liabilities		
Other liabilities	$ -	$ -
Shareholders' equity	7,836,430	7,662,840
Total liabilities and shareholders' equity	$ 7,836,430	$ 7,662,840

		Years Ended December 31,	
	2001	2000	1999
Condensed Statement of Income			
Income			
Dividends received from banking subsidiary	$ 862,775	$ 709,867	$ 606,612
Interest income	7,740	6,483	10,833
Total income	870,515	716,350	617,445
Expenses			
Other expenses	23,052	20,554	20,558
Total expenses	23,052	20,554	20,558
Income before income taxes and equity in undistributed earnings of banking subsidiary	847,463	695,796	596,887
Income tax expense (credit)	(5,206)	(4,784)	(3,306)
Equity in undistributed earnings of banking subsidiary	(76,012)	277,675	419,123
Net income	$ 776,657	$ 978,255	$ 1,019,316

		Years Ended December 31,	
	2001	2000	1999
Condensed Statement of Cash Flows			
Operating activities			
Net income	$ 776,657	$ 978,255	$ 1,019,316
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of banking subsidiary	76,012	(277,675)	(419,123)
Decrease (increase) in other assets	2,884	(4,783)	(419)
Net cash provided by operating activities	855,553	695,797	599,774
Investing activities			
Proceeds from transfer of land to banking subsidiary	-	221,020	-
Purchase of land	-	-	(221,020)
Net cash provided (used) by investing activities	-	221,020	(221,020)
Financing activities			
Sales of common stock under dividend reinvestment plan, net	112,952	173,242	118,091
Repurchase and retirement of common stock	(134,087)	(86,134)	(51,485)
Cash dividends paid	(762,774)	(709,867)	(606,612)
Net cash used by financing activities	(783,909)	(622,759)	(540,006)
Increase (decrease) in cash and cash equivalents	71,644	294,058	(161,252)
Cash and cash equivalents, beginning	590,451	296,393	457,645
Cash and cash equivalents, ending	$ 662,095	$ 590,451	$ 296,393

Board of Directors, Clover Community Bankshares, Inc. and Clover Community Bank

Ruby M. Bennett .... Retired Secretary and Treasurer, Clover Knits, Inc.

Charles R. Burrell .... Retired Vice President and General Manager, Boyd Tire and Appliance, Inc.

Nancy C. Daves .... Vice President, Daves' Land Development Corporation

Herbert Kirsh .... Member, S.C. State House of Representatives

H. Marvin McCarter .... President, Versatile Knits, Inc.

James H. Owen, Jr. .... Attorney, Haselden, Owen and Boloyan

Gwen M. Thompson .... President and Chief Executive Officer, Clover Community Bank

William C. Turner .... Co-Owner, Clover Builders Supply, Inc.

James C. Young .... Director of Operations, Maiden, N.C. and Clover, S.C. Manufacturing Plants of North Safety Products, Inc.

Officers, Clover Community Bankshares, Inc.

Gwen M. Thompson .... President and Chief Executive Officer

Gerald L. Bolin .... Executive Vice President and Chief Operating Officer

Nancy C. Daves .... Corporate Secretary

Officers and Employees, Clover Community Bank

Gwen M. Thompson	President and Chief Executive Officer
Gerald L. Bolin	Executive Vice President and Chief Operating Officer
Earnest A. Robertson	Senior Vice President and Chief Credit Officer
Frank McC. Gadsden	Vice President and Data Processing and Operations Officer
Donna M. McSwain	Assistant Vice President, Consumer Lending
Jeannie D. Reiss	Assistant Vice President, Real Estate Lending
Carol J. Falls	Banking Officer, Customer Service Representative
Judy M. Lark	Banking Officer, Executive Secretary
Misty Adams	Telephone and Deposit Operations
Beverly W. Alsobrooks	Teller Operations
Melissa D. Benton	Teller Operations
Amy G. Bradley	Teller Supervisor
Lori S. Falls	Data Processing
Julie M. Freeman	Teller Operations
Sheila M. Goss	Customer Service Representative
Sue S. Gregory	Teller Operations
Amy E. Harris	Teller Operations
Brenda C. Jackson	Loan Administration
Elizabeth B. Jackson	Operations and Finance
Sarah B. Jackson	Loan Administration
Kim A. Killian	Deposit Operations
Kasey W. McCarter	Teller Operations
Latonya M. Sanders	Operations and Finance

Stock Transfer Agent

Clover Community Bank
Attn: Judy M. Lark, Banking Officer
124 North Main Street
Clover, South Carolina 29710
(803) 222-7660

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT *furnished pursuant to Part 350* of the Federal Deposit Insurance Corporation's Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION. Clover Community Bankshares, Inc. will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to Gerald L. Bolin, Executive Vice President and Chief Operating Officer, Clover Community Bankshares, Inc., Post Office Box 69, Clover, South Carolina 29710.

Clover Community Bankshares
124 North Main Street
Clover, SC 29710